Exhibit 99.4

news

IMMEDIATE	4 September 2003

Royal & SunAlliance Announces Intention of Julian Hance to leave the Group

Royal & SunAlliance today announces the intention of Julian Hance to leave the Group. It has been mutually agreed between the Board and Julian Hance that once the rights issue has been completed and the principal steps for implementation of the key operational actions described above have been taken, it will be an appropriate point for him to leave the Group. This is intended to take effect from early 2004. This will allow Andy Haste to build upon a new management team.

Group Chief Executive, Andy Haste, said: “I would like to thank Julian for his invaluable commitment to the Group, notably over the last 5 years as Group Finance Director, and, in particular, for his ensuring continuity of management during the period of transition following my appointment as Group Chief Executive”.

–ENDS–

For further information:

Analysts	Press
Malcolm Gilbert	Richard Emmott
Tel: +44 (0) 20 7569 6134	Tel: +44 (0) 20 7569 6023